UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, March 10, 2010

France Telecom makes available an additional 150 million shares as part of its American Depositary Receipt program

France Telecom is pleased to announce the enhancement of its American Depositary Receipt program with the registration of an additional 150 million American Depositary Shares with the Securities and Exchange Commission.

France Telecom’s ADR program is a sponsored level 3 American Depositary Receipt program. France Telecom Depositary Receipts are traded on the New York Stock Exchange under the ticker symbol FTE.

The Bank of New York Mellon acting as ADR depositary will inform the market of the effective date for the reopening of the books of France Telecom's ADR program for issuance. This date is expected to be on March 15th, 2010. The relevant F-6 Form will be filed today with the SEC.

France Telecom’s Deputy CEO and CFO, Gervais Pellissier, commented: “The reopening of France Telecom’s ADR books for issuance is an important milestone, underlining the Group's commitment towards North American investors. France Telecom has had a solid shareholder base in North America for years and we believe the enhancement of our ADR program is a valuable service for our existing and potential shareholders. We are willing to manage our ADR program on long term dynamics to meet our shareholders’ needs.”

All financial information concerning the France Telecom group, including annual reports, is available in both English and French through the corporate website, www.francetelecom.com.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 50.9 billion euros, including its activities in the United Kingdom, and, at 31 December 2009, a customer base of almost 193 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers 131.8 million customers. At 31 December 2009, the Group had 132.6 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Contacts

Investor relations: +33 1 44 44 04 32

Press: +33 1 44 44 93 93, service.presse@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 10, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer